4-30-01

02033912

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

30 April 2002

1-15146

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

1126313

ROYAL & SUNALLIANCE

news

IMMEDIATE **30 April 2002**

Royal & SunAlliance Announces Sale of its UK Asset Management Operation to Friends Ivory & Sime

Royal & SunAlliance today announced that it has agreed to sell its UK asset management operation, Royal & SunAlliance Investments (RSAI) to Friends Ivory & Sime for approximately £240m, payable in cash. The purchase price is subject to adjustment to reflect cash and net assets at completion. The proceeds from the sale will be used to support the further growth of Royal & SunAlliance's general insurance business, which is its primary strategic focus.

The transaction is expected to complete within three months, subject to regulatory and Friends Ivory & Sime shareholder approvals. Friends Provident, majority shareholder of Friends Ivory & Sime, has undertaken to vote in favour of the transaction.

As part of the agreement, Royal & SunAlliance will enter into 10 year investment management agreements with Friends Ivory & Sime to manage those insurance business investment assets currently managed by RSAI, totalling approximately £30bn of funds under management. The agreements are subject to performance criteria and a pricing review after 5 years, and provide that in the event of extraordinary material withdrawals of funds under management there will be an adjustment to the consideration. The approximately 280 staff currently employed by RSAI will transfer to Friends Ivory & Sime.

Bob Mendelsohn, Royal & SunAlliance's Group Chief Executive, commented:

"The sale of RSAI is part of our overall strategy to focus on our general insurance business and our core competencies of underwriting, risk and claims management. It is part of our disposal programme, which is intended to release over £800m of capital during 2002 and help us to take full advantage of the encouraging environment in the general insurance market.

....more

"RSAI is an excellent business and I am delighted to transfer the company to a new owner for whom asset management is the key focus and who is in a position to commit the necessary resources to develop RSAI's market presence further. I am confident that the combination of RSAI and Friends Ivory & Sime will continue to provide the highest standards of investment management for the Group and life company funds in the future."

--ENDS--

Important Disclaimer
This press release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on management's current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this press release relate to the expected closing date of the proposed transaction, and the consideration. The acquisition is subject to regulatory and shareholder approval. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Notes to Editors

- RSAI is the London based asset management operation of Royal & SunAlliance. At 31 December 2001 it had in excess of £36bn of funds under management, including the majority of the funds relating to the life and general insurance operations of Royal & SunAlliance Group.
- In the 12 months to 31 December 2001, it generated some £10m of profit before tax.
- As at 31 December 2001 RSAI had net assets of £32m.
- In recent years, the operation has developed a successful retail investment product range that at 31 December 2001 managed some £770m of assets on behalf of third party retail investors.
- In 2000, RSAI was awarded the Standard & Poor's "Best UK Investment Management Group" award for the third year in a row.
- RSAI staff will be transferred under TUPE terms.
- Royal & SunAlliance is one of the world's leading global insurers. The Group has operations in some 50 countries and provides cover in over 130. It is also one of the world's oldest insurance companies, tracing its roots back to 1710. Today the Group has around 50,000 staff worldwide, serving over 20 million customers.
- Royal & SunAlliance previously announced that it was contemplating a number of disposals of non core activities, but that none would be identified until announcement of actual transactions. In addition, it previously announced its intention to release capital from its UK life business through, sale of all or part of that business, reinsurance or securitisation. All transactions are intended to be completed before year end 2002.

For further information:

Malcolm Gilbert, Director Communications
Tel: +44 (0) 20 7569 6138
Email: malcolm.gilbert@wgo.royalsun.com

Steve Clark, Director Public Relations
Tel: +44 (0) 20 7569 6127
Email: stephen.clark@wgo.royalsun.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 30 April 2002

By: (Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

* Print the name and title of the signing officer under his signature.